Faegre Drinker Biddle & Reath LLP

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June 17, 2021	FOIA Confidential Treatment Request
Under 17 C.F.R. §200.83

Ibolya Ignat
Jeanne Baker

Kasey Robinson

Jeffrey Gabor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	CVRx, Inc.

Registration Statement on Form S-1

Filed on June 4, 2021

CIK No. 0001235912

Dear Ms. Ignat and Ms. Baker:

On behalf of CVRx, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The above-referenced Registration Statement on Form S-1 was confidentially submitted to the Commission on April 9, 2021, confidentially resubmitted to the Commission on May 14, 2021, and subsequently publicly filed with the Commission on June 4, 2021 (as amended, the “Registration Statement”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”) with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Company expects to reflect a reverse stock split in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-stock split, and therefore, consistent with the Registration Statement.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CVRx, INC.

June 17, 2021

The Company advises the Staff that the final price range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff. The Company’s final post-split price range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s roadshow.

Analysis of Stock Option Grants Since December 31, 2019

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuation of its common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant.

The following table summarizes by grant date the aggregate number of shares of common stock underlying options granted since December 31, 2019, the per share exercise price of the options and the estimated fair value of the common stock underlying the options on each grant date:

Grant Date	Aggregate Number of Common Shares Underlying Stock Options Granted	Exercise Price of Award per Share	Fair Value of Common Stock per Share on Grant Date	Per Share Estimated Fair Value of Awards (Non- Officer/Officer)	Date of third-party valuation
October 1, 2020	18,968,000	$0.11	$0.11	$0.0432/$ 0.0455	July 1, 2020
October 16, 2020	1,500,000	$0.11	$0.11	N/A/$ 0.0456	July 1, 2020
January 5, 2021	5,380,000	$0.13	$0.13	$0.0518/$ 0.0530	November 30, 2020
February 4, 2021	16,415,000	$0.18	$0.18	$0.0715/$ 0.0736	January 28, 2021

The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation and were prepared using the probability-weighted expected return method (“PWERM”). The PWERM involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of future value and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date. The PWERM was determined to be the most appropriate methodology for valuing the common stock given the broad range of possible future outcomes for the Company. In the PWERM, a discount for lack of marketability (“DLOM”) is applied to the value indicated for the common stock.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CVRx, INC.

June 17, 2021

October 2020 Option Grants

The Company obtained an independent third-party valuation of the Company’s common stock as of July 1, 2020, and based on its consideration of this valuation, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.11 per share as of October 1, 2020 and October 16, 2020 (the “October 2020 Valuation”). The independent third-party valuation used the PWERM, pursuant to which the value of the Company’s equity securities was calculated based on six scenarios: an IPO by November 30, 2021, an IPO by September 30, 2022, a merger or acquisition (“M&A”) by June 30, 2022, an M&A by December 31, 2023, dissolution, and continuing to stay private. The October 2020 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

Valuation Scenario	Marketable Value Per Share		Assigned Weight	Discount for Lack of Marketability	Non- Marketable Value Per Share
September 30, 2022 IPO		$0.29	35.0%	28.0%		$0.21
November 30, 2021 IPO		$0.24	15.0%	26.0%		$0.18
December 31, 2023 M&A	$	⸺	15.0%	29.0%	$	⸺
June 30, 2022 M&A	$	⸺	15.0%	27.0%	$	⸺
Dissolution	$	⸺	5.0%	⸺ %	$	⸺
Stay Private		$0.06	15.0%	31.0%		$0.04

January 2021 Option Grants

The Company obtained an independent third-party valuation of the Company’s common stock as of November 30, 2020, and based on its consideration of this valuation, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.13 per share as of January 5, 2021 (the “January 2021 Valuation”). The independent third-party valuation used the PWERM, pursuant to which the value of the Company’s equity securities was calculated based on six scenarios: an IPO by June 30, 2021, an IPO by September 30, 2022, an M&A by September 30, 2022, an M&A by December 31, 2023, dissolution, and continuing to stay private. The January 2021 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

Valuation Scenario	Marketable Value Per Share		Assigned Weight	Discount for Lack of Marketability	Non- Marketable Value Per Share
September 30, 2022 IPO		$0.32	30.0%	27.0%		$0.23
June 30, 2021 IPO		$0.38	20.0%	22.0%		$0.29
December 31, 2023 M&A	$	⸺	15.0%	30.0%	$	⸺
September 30, 2022 M&A	$	⸺	15.0%	28.0%	$	⸺
Dissolution	$	⸺	5.0%	⸺ %	$	⸺
Stay Private		$0.04	15.0%	30.0%		$0.03

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CVRx, INC.

June 17, 2021

February 2021 Option Grants

The Company obtained an independent third-party valuation of the Company’s common stock as of January 28, 2021, and based on its consideration of this valuation, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.18 per share as of February 4, 2021 (the “February 2021 Valuation”). The independent third-party valuation used the PWERM, pursuant to which the value of the Company’s equity securities was calculated based on six scenarios: an IPO by June 30, 2021, an IPO by September 30, 2022, an M&A by September 30, 2022, an M&A by December 31, 2023, dissolution, and continuing to stay private. The February 2021 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

Valuation Scenario	Marketable Value Per Share		Assigned Weight	Discount for Lack of Marketability	Non- Marketable Value Per Share
September 30, 2022 IPO		$0.35	15.0%	26.0%		$0.26
June 30, 2021 IPO		$0.46	35.0%	20.0%		$0.37
December 31, 2023 M&A	$	⸺	15.0%	30.0%	$	⸺
September 30, 2022 M&A	$	⸺	15.0%	26.0%	$	⸺
Dissolution	$	⸺	5.0%	⸺ %	$	⸺
Stay Private		$0.09	15.0%	29.0%		$0.07

Analysis of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Company notes that, as is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value but was determined based upon discussions between the Company and the Underwriters. Among the factors that were considered in setting this range were:

●	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

●	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

●	an assumption that there would be a receptive public trading market for medical device companies such as the Company; and

●	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CVRx, INC.

June 17, 2021

The Preliminary IPO Price Range of $[***] to $[***] per share, which does not reflect the reverse stock split the Company expects to effect, is $[***] to $[***] above the Company’s February 2021 Valuation. This increase in the price per share fair value of the Company’s common stock is primarily the result of the following key factors:

●	The Company and the third-party valuation specialist utilized quantitative methodologies to determine the historical fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an IPO.

●	The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the probability weighted expected return method, which would have resulted in a lower value of its common stock than an initial public offering.

●	The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and an active trading market for the common stock will exist following the IPO and therefore it does not include a discount for lack of marketability. In contrast, the historical fair values of the Company’s common stock took into account that the Company’s common stock was then illiquid, may have never become liquid and, even if an IPO was successfully completed, would remain illiquid at least until the expiration of the 180-day lock-up period following the IPO.

●	The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

●	The Company’s ability to use some proceeds from the IPO to accelerate commercialization of its BAROSTIM NEO product in the U.S., relative to expectations without such proceeds.

In conclusion, the Company respectfully submits to the Staff that the differences between the estimated grant date fair values and the Preliminary IPO Price Range are reasonable and appropriate in light of the considerations outlined above.

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Jared Oasheim, Chief Financial Officer, CVRx, Inc., 9201 West Broadway Avenue, Suite 650, Minneapolis, MN 55445, telephone (763) 416-2840, before it permits any disclosure of the underlined and highlighted information contained in this letter.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (612) 766-6836.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CVRx, INC.

June 17, 2021

Enclosures

cc:	Nadim Yared, CVRx, Inc.

Jared Oasheim, CVRx, Inc.

Amy Seidel, Esq., Faegre Drinker Biddle & Reath LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CVRx, INC.